UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Gorilla Technology Group Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G4000K100

(CUSIP Number)

July 13, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	G4000K100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SBI & Capital 22 JV Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 920,988(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 920,988(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,988(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)(2)
12	TYPE OF REPORTING PERSON
PN

(1)	Represents 920,988 ordinary shares, par value $0.0001 per share (“Ordinary Shares”), of Gorilla Technology Group Inc. (the “Issuer”) held by SBI & Capital 22 JV Fund II, L.P. (“SBI Capital”). SBI Capital is controlled by its general partner SBI & Capital 22 Management II Co. Ltd. (“SBI Management”).

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON SBI & Capital 22 Management II Co. Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 920,988(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 920,988(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 920,988(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%(1)(2)
12	TYPE OF REPORTING PERSON
IV

(1)	Represents 920,988 Ordinary Shares of the Issuer held by SBI Capital. SBI Management as the general partner of SBI Capital may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by SBI Capital. SBI Management is controlled by its directors.

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON SBI AI & Blockchain Investment LPS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,986,421(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,986,421(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,986,421(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)(2)
12	TYPE OF REPORTING PERSON
PN

(1)	Represents 5,986,421 Ordinary Shares of the Issuer held by SBI AI & Blockchain Investment LPS (“SBI AI”). SBI AI is controlled by its general partner SBI Investment Co., Ltd. (“SBI Investment”).

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

SCHEDULE 13G

CUSIP No.	G4000K100	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON SBI Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,986,421(1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,986,421(1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,986,421(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%(1)(2)
12	TYPE OF REPORTING PERSON
IV

(1)	Represents 5,986,421 Ordinary Shares of the Issuer held by SBI AI. SBI Investment as the general partner of SBI AI may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer held directly by SBI AI. SBI Investment is controlled by its directors.

(2)	The percentage reported in this Schedule 13G is based upon 72,718,474 Ordinary Shares outstanding according to the Form 6-K filed by the Issuer on July 19, 2022.

Explanatory Note:

This Schedule 13G is filed by SBI Capital, SBI Management, SBI AI, and SBI Investment (collectively, the “Reporting Persons”) with respect to the Ordinary Shares of the Issuer.

Item 1(a).	Name of Issuer

Gorilla Technology Group Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices

7F, No.302, Ruey Kuang Road, Neihu, Taipei 114720, Taiwan, R.O.C.

Item 2(a).	Name of Person(s) Filing

SBI & Capital 22 JV Fund II, L.P.

SBI & Capital 22 Management II Co. Ltd.

SBI AI & Blockchain Investment LPS

SBI Investment Co., Ltd.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The business address of SBI Capital is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The business address of SBI Management is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

The business address of SBI AI is c/o SBI Investment Co., Ltd., 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan.

The business address of SBI Investment is c/o SBI Investment Co., Ltd., 1-6-1, Roppongi, Minato Ward, Tokyo 106-0032 Japan.

Item 2(c).	Citizenship

SBI Capital - Cayman Islands

SBI Management - Cayman Islands

SBI AI - Japan

SBI Investment - Japan

Item 2(d).	Title of Class of Securities

Ordinary shares, par value $0.0001 per share.

Item 2(e).	CUSIP Number

G4000K100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2022

SBI & CAPITAL 22 JV FUND II, L.P.

By: SBI & Capital 22 Management II Co. Ltd., its General Partner

By:	/s/ Hsin-Hsin Lee
Name:	Hsin-Hsin Lee
Title:	Chairman

SBI & CAPITAL 22 MANAGEMENT II CO. LTD.

By:	/s/ Hsin-Hsin Lee
Name:	Hsin-Hsin Lee
Title:	Chairman

SBI AI & BLOCKCHAIN INVESTMENT LPS

By: SBI Investment Co. Ltd., its General Partner

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director

SBI INVESTMENT CO. LTD.

By:	/s/ Yoshitaka Kitao
Name:	Yoshitaka Kitao
Title:	Representative Director